SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) Or 13(e)(1)
of The Securities Exchange Act of 1934

AMENDMENT NO. 1

ADVANTAGE ADVISERS AUGUSTA FUND, L.L.C.
(Name of Issuer)

ADVANTAGE ADVISERS AUGUSTA FUND, L.L.C.
(Name of Person(s) Filing Statement)

LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Bryan McKigney
Advantage Advisers Augusta Fund, L.L.C.
200 Park Avenue
24th Floor
New York, New York  10166
(212) 667-4225

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Kenneth S. Gerstein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York  10022
(212) 756-2000

November 24, 2010
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$38,100,000.00 (a)	Amount of Filing Fee:	$2716.53 (b)

(a)	Calculated as the aggregate maximum purchase price for Interests.

(b)	Calculated at $71.30 per $1,000,000 of Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2716.53
Form or Registration No.: Schedule TO, Registration No. 005-51937
Filing Party: Advantage Advisers Augusta Fund, L.L.C.
Date Filed: November 24, 2010, as amended December 27, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on November 24, 2010 by Advantage Advisers Augusta Fund, L.L.C. (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase up to $38,100,000 of interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal.  Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement.

This Amendment No. 1 to the Statement is being filed to report the following information pursuant to Rule 13e-4(c)(3) (capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase):

The Board of Managers of the Fund (the "Board") has determined to cancel the Offer, in accordance with the terms of the Offer, because it would not be in the best interests of the Fund to purchase the Interests tendered, as more fully explained in Appendix A.  The Board has also determined to liquidate the Fund.

The information contained in the Supplement to Offer to Purchase dated December 27, 2010, attached as Appendix A hereto, will be distributed to investors in the Fund contemporaneously with the filing of this Amendment.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADVANTAGE ADVISERS AUGUSTA
FUND, L.L.C.
By:	/s/ Bryan McKigney
Name: Bryan McKigney
Authorized Signatory

December 27, 2010

Appendix A

ADVANTAGE ADVISERS AUGUSTA FUND, L.L.C.
200 PARK AVENUE
24TH FLOOR
NEW YORK, NEW YORK 10166

To the Investors of
Advantage Advisers Augusta Fund, L.L.C.:

We are writing to inform you that the Board of Managers (the "Board") of Advantage Advisers Augusta Fund, L.L.C. (the "Fund"), in consultation with the Fund's investment adviser, Advantage Advisers Management, L.L.C., has determined to cancel the Offer to Purchase dated November 24, 2010 (the "Offer") and to cease the operations of the Fund, effective December 31, 2010.
In the Offer, the Fund offered to purchase up to $38,100,000.00 of interests in the Fund (the "Interests") from its Members (the "Members"). As disclosed in Item 7 of the Offer, the Fund reserved the right to cancel the Offer under specified circumstances.  In view of the significant amount of Interests that were tendered in the Offer for purchase by the Fund ($15,187,420), and the significant decline in the total assets of the Fund that would result from its purchase of these Interests, the Board determined that it would not be in the best interests of the Fund to purchase the Interests tendered and, therefore, cancelled the Offer.
In addition, in light of the amount of Interests tendered, and consideration of other matters, including the long-term investment performance of the Fund and the expectations for additional growth of Fund assets from investments by new and existing investors, the Board has determined to cease operations of the Fund and to distribute the Fund's assets to Members.  The liquidation will be effected in accordance with the provisions of an Appointment of Liquidator and Plan of Liquidation that was approved by the Board on December 22, 2010.  The Board believes that cancelling the Offer, liquidating the Fund's investments and distributing the cash proceeds of such liquidation (net of the Fund's accrued expenses and the estimated costs associated with winding up the Fund's operations) will help assure that all Members (whether or not they have tendered Interests for purchase in the Offer) will be treated fairly and receive distributions of their pro rata shares of the Fund's net assets on the same basis.

  1
  SUPPLEMENT TO OFFER TO PURCHASE
DATED DECEMBER 27, 2010

As a result of the cancellation of the Offer, the Fund will not purchase any Interests in the Offer.  However, each Member of the Fund will be entitled to receive a distribution of the net asset value of that Member's interest in the Fund, determined as of January 13, 2011 (the "Distribution Amount").  The Distribution Amount will be subject to adjustment based on the results of the audit of the Fund's financial statements for 2010.  It is anticipated that, on or before January 14, 2011, a Member's brokerage account will be credited with an amount equal to at least 95% of the Distribution Amount, based on the Member's January 13, 2011 unaudited capital account balance.  The remaining portion of the Distribution Amount will be held in escrow by the liquidator of the Fund in an interest-bearing account and will be credited to the Member's brokerage account within ten (10) days after completion of the 2010 audit of the Fund's financial statements, which is anticipated to be completed on or about March 2, 2011.
We appreciate the support you have shown for the Fund and encourage you to contact your Oppenheimer Financial Advisor, who will be happy to answer any questions you may have.

ADVANTAGE ADVISERS AUGUSTA FUND, L.L.C.
	By:	/s/ Bryan McKigney
Name: Bryan McKigney
Principal Manager
December 27, 2010

2
SUPPLEMENT TO OFFER TO PURCHASE
DATED DECEMBER 27, 2010